Exhibit 99.2

Form of Power of Attorney

Carta Poder / Proxy Letter

_______________________________________________ (el “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de _______________________________________ y __________________________________ (los “Apoderados”) para que, conjunta o separadamente, cualquiera de ellos asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 20 de julio de 2026, en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea ______________ (_______________________________________) acción(es) que de dicha Sociedad el Poderdante es titular:

_____________________________________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of _____________________________________________ and _____________________________________ (the “Attorneys-in-Fact”) so that, either jointly or individually, any of them attends the General Ordinary Shareholders Meeting of Betterware de Mexico S.A.P.I. de C.V. (the “Company”), to be held on July 20, 2026, through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting ______________________ (___________________________) share(s) owned by the Principal:
Orden del Día de la Asamblea Ordinaria de Accionistas	Agenda for the General Ordinary Shareholders Meeting

	A favor	En contra	Abstención		In favor	Against	Abstention
I. Propuesta, discusión y, en su caso, aprobación sobre el pago de dividendos.				I. Proposal, discussion and, if applicable, approval regarding the payment of dividends.
II. Propuesta, discusión y, en su caso, aprobación sobre la reelección, elección o remoción de los miembros del Consejo de Administración de la Sociedad.				II. Proposal, discussion and, if applicable, approval regarding the reelection, election or removal of the members of the Company’s Board of Directors.
III. Designación de delegados especiales para formalizar las resoluciones adoptadas en la Asamblea.				III. Appointment of special delegates to formalize the resolutions adopted at the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

__________ de _____________________ de 2026 / ______________________________, 2026
______________________________ Por/By: ______________________________ Cargo/Title: ______________________________
Testigos / Witnesses

Name:	Name: